FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file no.: 019774
A.	Full title of the plan and the address of the plan, if different from that of the issuer name below: United Retail Group Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: United Retail Group, Inc., 365 West Passaic Street, Rochelle Park, NJ 07662
SIGNATURES
The Plan
Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 22, 2007	UNITED RETAIL GROUP
RETIREMENT SAVINGS PLAN

	By:	/s/ JON GROSSMAN

Jon Grossman, Chairman
Of the Administrative Committee

EXHIBIT LIST

Exhibit No.	Description
23	Consent of Amper, Politziner & Mattia PC
99	Financial Statements of Retirement Savings Plan